ENNIS BUSINESS FORMS, INC.

PRESS RELEASE

FOR IMMEDIATE RELEASE                FOR ADDITIONAL INFORMATION

                                     CONTACT:  Kenneth A. McCrady
                                              (214) 872-3141

Ennis, Texas, April 1, 1996


ENNIS BUSINESS FORMS, INC. ANNOUNCES MAJOR EXPANSION


     Kenneth A. McCrady, Chairman of the Board, announced today that Ennis Business Forms, Inc. has purchased in separate

transactions the operating assets and operations of two privately-

owned specialty printing companies located on the West Coast for aggregate cash consideration of approximately $8 million, a small portion of which is to be paid in installments over several

years.  In their most recent fiscal years the operations

purchased had combined sales of approximately $10 million, and the purchased assets have a combined book value of approximately

$3 million.


     Mr. McCrady also announced that, in addition to the

acquisitions described above, Ennis Business Forms' Board has authorized $16.5 million of capital expenditures for the current fiscal year, which exceeds aggregate capital expenditures over the last five fiscal years.



     The purchased businesses enhance the Company's presentation folder offering on the West Coast and provide an entry into the short-run commercial printing market, for which the Company plans a major marketing effort to its dealers.  Most of the capital expenditures are intended to permit the Company to take advantage of growth opportunities in new products and product extensions.


     These investments will contribute to revenue growth

commencing immediately; however, they are not likely to have a significant effect on earnings in the near- term.


     This expansion program is being financed with internally

generated funds.